Exhibit 99.1

NewsRelease

TC Energy appoints new independent director

CALGARY, Alberta – June 14, 2021 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) today announced the appointment of a new independent director, William D. (Bill) Johnson, effective June 14, 2021.

Mr. Johnson brings extensive experience in the energy sector to TC Energy’s Board of Directors. Mr. Johnson served as President and Chief Executive Officer of PG&E Corporation from 2019-2020; President and Chief Executive Officer of Tennessee Valley Authority from 2013 to 2019; Chairman, President and Chief Executive Officer of Progress Energy, Inc. (Progress) from 2007 to 2012; and also held varying leadership roles with increasing responsibility from 1992 to 2007 at Progress, including Chief Operating Officer. Before joining Progress, Mr. Johnson was a partner with the law firm of Hunton & Williams, where he specialized in representing electric and gas utilities.

“We are pleased to welcome Mr. Johnson as our new director,” said Siim Vanaselja, chair of TC Energy’s Board of Directors. “Having served as Chief Executive Officer at three large utility companies, he possesses deep knowledge of the energy industry and strong leadership skills. We believe Mr. Johnson will bring valuable insight and experience to our board, and we look forward to working with Bill over the coming years.”

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov .

Media Inquiries:
Suzanne Wilton / Jaimie Harding

403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522